Vertical Aerospace Ltd.

Unit 1 Camwal Court, Chapel Street
Bristol BS2 0UW
United Kingdom
+44 117 471-0150

January 6, 2026

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Eranga Dias

Re:	Vertical Aerospace Ltd.
Registration Statement on Form F-3
File No. 333-292448

To the addressee set forth above:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby request acceleration of the effective date of the Registration Statement on Form F-3 (File No. 333-292448) (the “Registration Statement”) of Vertical Aerospace Ltd. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:01 p.m., Eastern Time, on January 8, 2026, or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Yoseph Choi at +44.20.7710.4593.

Thank you for your assistance in this matter.

[signature page follows]

Very truly yours,

Vertical Aerospace Ltd.

By:	/s/ Stuart Simpson
Name: Stuart Simpson
Title: Chief Executive Officer

cc:	(via email) Sanjay Verma, Vertical Aerospace Ltd. Robbie McLaren, Latham & Watkins (London) LLP Jennifer Gascoyne, Latham & Watkins (London) LLP